July 6, 2006

Mail Stop 6010

Mr. Michael W. Quesnel
President and Chief Executive Officer
Jake's Trucking International, Inc.
505-8840-210th Street, Suite 317
Langley, BC V1M2Y2

   Re: Jake's Trucking International, Inc.
     Registration Statement on Form SB-2
     Filed June 30, 2006
     File No. 333-135483

Dear Mr. Quesnel:

   This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Exchange Act of 1933, the rules and regulations under that Act, and the requirements of Form SB-2. Specifically, you have not included a signed audit report in your filing, and therefore your financial statements are unaudited. The filing must be amended to present the audited financial statements required by Item 310(a) of Regulation S-B. We will defer review of your registration statement until you file an amendment that contains the proper audited financial statements, at which time we will commence a review of your filing and issue comments.

   You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

   We suggest that you consider submitting a substantive amendment correcting the deficiencies or withdrawal the filing.

You may contact Dennis Hult at (202) 551-3618 or Jay Webb, Review Accountant, at (202) 551-3603 if you have questions regarding the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Incorp Services, Inc.
        3155 East Patrick Lane, Suite 1
        Las Vegas, Nevada 89120-3481

        (via fax) William McDonald, Esq.